Turkcell İletişim Hizmetleri A.Ş.

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark Maltepe

İstanbul, Türkiye

April 29, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re: Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Turkcell İletişim Hizmetleri A.Ş. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April [24], 2025. Such disclosure is located in “Item 4B—Business Overview” under the heading “Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”)” of the Annual Report on Form 20-F.

Sincerely,

Turkcell İletişim Hizmetleri A.Ş.

By:	/s/ Özlem Yardım
Name:	Özlem Yardım
Title:	Investor Relations and Corporate Finance Director